FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 1, 2014, announcing that its SkyEdge II-c Capricorn VSAT delivered accelerated and encrypted data at the full performance potential of 4G handheld devices.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 1, 2014	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Successfully Demonstrated Maximum 4G Handheld Device
Performance over Satellite at Tier-One Operator in Asia

Ultra-fast accelerated and encrypted performance over 4G/LTE network achieved with Capricorn 200Mbps TDMA VSAT

Petah Tikva, Israel, October 1, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its SkyEdge II-c Capricorn VSAT delivered accelerated and encrypted data at the full performance potential of 4G handheld devices. The tests were performed over an LTE network at a tier-one operator in Asia.

Gilat’s 200Mbps Capricorn demonstrated an outstanding sustainable speed in a single-session FTP download, reaching the handheld device maximum performance of 100Mbps. The demonstration took place over an LTE network based on the technologies of different leading equipment providers.

The end-to-end test, proved the capability of Gilat’s patent-pending acceleration technology to overcome both satellite delay and device limitations. Successful acceleration and encryption enabled delivery of data, via satellite, at speeds previously associated only with terrestrial networks.

“Our 200Mbps Capricorn VSAT solution, which combines 4G data acceleration and encryption over GTP, is an important industry milestone,” announced Erez Antebi, Gilat's CEO. "In the trial, we successfully demonstrated our ability to overcome the satellite delay and proved that LTE handheld devices can reach their maximum potential speed.”

SkyEdge II-c Capricorn is a leading industry TDMA VSAT, ideal for demanding high-end applications such as 4G/LTE cellular backhaul. The very high peak-to-average ratio of LTE networks is a perfect fit for bandwidth sharing, reducing operational costs while maintaining an excellent user experience. In addition, Capricorn has advanced GTP acceleration, application-based quality of service and over-the-air AES-256 encryption for security and privacy, which complies with cellular network technology standards.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com